UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐                     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

On March 16, 2010, CorpBanca published on its web site its monthly interim financial results as of February 28, 2010. The press release is attached hereto as Exhibit 99.1.

On April 19, 2010, CorpBanca published on its web site its monthly interim financial results as of March 31, 2010. The press release is attached hereto as Exhibit 99.2.

On May 14, 2010, CorpBanca published on its web site its monthly interim financial results as of April 30, 2010. The press release is attached hereto as Exhibit 99.3.

On May 25, 2010, CorpBanca issued a press release announcing the release of its first quarter 2010 results and the details of a conference call to discuss its first quarter 2010 results. The press release is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/S/ MARIO CHAMORRO
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: May 25, 2010

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated March 16, 2010 announcing CorpBanca’s monthly interim financial results as of February 28, 2010.

99.2	Press release dated April 19, 2010 announcing CorpBanca’s monthly interim financial results as of March 31, 2010.

99.3	Press release dated May 14, 2010 announcing CorpBanca’s monthly interim financial results as of April 30, 2010.

99.4	Press release dated May 25, 2010 announcing the release of CorpBanca’s first quarter 2010 results and the details of a conference call to discuss its first quarter 2010 results.